Exhibit 99.4

NEWS RELEASE

International Game Technology PLC Releases Notice of

2019 Annual General Meeting and 2018 Annual Reports and Accounts

LONDON, U.K. — April 18, 2019 — International Game Technology PLC (“IGT”) (NYSE: IGT) announced today the release of its Notice of the 2019 Annual General Meeting (“2019 AGM”) and 2018 Annual Reports and Accounts for the period from January 1, 2018 to December 31, 2018, and provided updated information for the 2019 AGM, which will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH, on May 17, 2019, at 3:00 p.m. British Summer Time (BST).

The Notice of the 2019 AGM, 2018 Annual Reports and Accounts, and instructions to participate at the AGM are available at www.IGT.com, along with IGT’s 2018 Annual Report on Form 20-F. These materials can be viewed directly online and are also available for download in PDF format. IGT’s 2018 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 8, 2019 and is accessible through its website at www.sec.gov.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

IGT Contacts:

Phil O’Shaughnessy, Global Communications, (401) 392-7452

Giuliano Frosini, +39 06 51899584; for Italian media inquiries

James Hurley, Investor Relations, (401) 392-7190